SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Operating Costs Optimization Program - Procop

Rio de Janeiro, October 18, 2012 – Petróleo Brasileiro S.A. – Petrobras details the current situation of the Operating Costs Optimization Program (Procop), one of the Structuring Programs of the 2012-16 Business and Management Plan (BMP 2012-16).

Procop aims to identify cost reduction opportunities with a relevant and ongoing impact in the company’s operations. It is designed to achieve three main objectives: in the financial front, increase cash flow generation within the scope of the BMP 2012-2016; in the operational front, increase the productivity of its activities based on internal and external benchmarks; and in the organizational front, strengthen management model towards cost efficiency.

The scope of the program includes activities in Brazil, in the Exploration & Production, Downstream and Gas & Power areas. It also covers processes that support operations, such as materials supply, stock of parts and fuels and information technology.

The rationale of the Program establishes the base of the operation as the main conduit to generate optimization gains, through prioritization of activities, productivity gains and reduction of unit costs, with potential to generate structural changes in the company’s activities. In this preparation stage, the Program was divided into three phases:

Ø

Phase I: completed in August 2012, established a preliminary vision of the focus areas and optimization potential. Cost mapping and a preliminary identification, qualification and quantification of cost reduction opportunities were carried out during this phase;

Ø

Phase II: current phase, expected to be completed in November 2012, consists of an in-depth study of the best identified potentials through the analysis and precise quantification of the gain to be achieved by the related initiatives;

Ø	Phase III: Implementation Plan, to be completed in December 2012, will consolidate targets, responsibilities and milestones for every initiative to be implemented as from January 2013.

In Phase I, of the R$ 199 billion that represents the cost of goods sold and operating expenses incurred by the company in 2011, the portion of manageable costs was R$ 63 billion. This portion does not include the acquisition costs of raw materials and oil products, government taxes and depreciation, depletion and amortization expenses. Thus, the manageable cost base of R$ 63 billion was mapped into more than twenty macro-processes that can be divided into three groups:

(i) operational (processes related to oil and natural gas production, refining, oil and oil products logistics, natural gas logistics, power generation, fertilizers production and commercialization), which represents approximately 87% of the manageable costs;

(ii) management (corporate processes related to management), 6% of this amount; and

(iii) support (processes that support operations), 7% of total.

As a result of the analyses carried out, 28 optimization opportunities with potential to reduce relevant costs during the upcoming years were identified. These opportunities were based on comparisons between the performance of each asset against other similar and more efficient assets currently in operation in the company and/or in the industry. The table below lists the activities where opportunities were identified:

Macro-Process	Opportunities
Oil & Gas Production	Reduce consumption of raw materials in platforms and production fields; Optimize resources employed in the operation and maintenance of platforms, wells and facilities; Optimize logistical resources.
Refining and Logistics	Level off the productivity of refineries; Reduce maintenance costs; Reduce operating costs of oil pipelines, terminals and ships; Reduce inventory levels.
Gas & Power

Reduce operating costs of the gas pipeline network; Reduce consumption of raw materials in thermal power plants and fertilizer plants; Optimize resources employed in the operation and maintenance of thermal power plants and fertilizers plants.

Materials	Optimize parts purchasing processes; standardize and simplify goods specification; Optimize inventories.
Support	Reduce IT costs, building services and other services that support operations.

In the current phase (Phase II), the cost optimization opportunities of each operational macro-process are being analyzed and quantified, with the objective of confirming the preliminarily qualified and quantified potential in Phase I.

In Phase III, with the potential confirmed and already translated into clear targets, the Implementation Plan will be consolidated, linked to operational indicators, milestones, deadlines and responsibilities per initiative.

Procop targets are expected to be released in December of this year and the effective implementation of the identified initiatives is set to begin in January 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.